UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

Trade Wind Communications Limited
(Translation of registrant's name into English)

Level 14, 210 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TradeWind Communications
TWC.V
Media Release

March 11, 2002

Private Placement of up to 1,769,785 units

Trade Wind Communications (TWC.V) ("the Company") announces that it has arranged a private placement with certain investors, one of whom is an insider of the Company, of 1,769,785 units (the "Units") at CDN$0.14 per Unit. Each Unit consists of one common share of the Company and one non-transferable share purchase warrant (the "Warrant") with each Warrant entitling the holder to purchase one additional common share of the Company at a price of CDN$0.18 per share until June 14, 2002. The proceeds of CDN$247,770 (AUS$300,000) will be applied to the general working capital of the Company.

The issuance of the Units is subject to regulatory acceptance.

On behalf of the board of directors

/s/ Nick Bird

Nick Bird, C.E.O.
Trade Wind Communications Limited

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Act

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Trade Wind Communications Limited
(the "Company")

Item 2. Date of Material Change

State the date of the material change:

March 11, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

March 11, 2002
Vancouver, BC

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announced that it has arranged a private placement of up to 1,769,785 units at a price of CDN$0.14 per unit. Each unit consists of one common share and one non-transferable share purchase warrant with each warrant entitling the holder to purchase one additional common share of the Company at a price of CDN$0.18 per share until June 14, 2002.

The proceeds of CDN$247,770 (AUS$300,000) will be used for general working capital.

Item 5. Full Description of Material Change

See attached Schedule "A".

Item 6. Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

n/a

Item 7. Omitted Information

n/a

Item 8. Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Nick Bird, Chief Executive Officer
(61 2) 9250-2222

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Sydney, Australia, this 12th day of March, 2002.

/s/ Nick Bird
Nick Bird,
Chief Executive Officer

TradeWind Communications
TWC.V
Media Release

March 11, 2002

Private Placement of up to 1,769,785 units

Trade Wind Communications (TWC.V) ("the Company") announces that it has arranged a private placement with certain investors, one of whom is an insider of the Company, of 1,769,785 units (the "Units") at CDN$0.14 per Unit. Each Unit consists of one common share of the Company and one non-transferable share purchase warrant (the "Warrant") with each Warrant entitling the holder to purchase one additional common share of the Company at a price of CDN$0.18 per share until June 14, 2002. The proceeds of CDN$247,770 (AUS$300,000) will be applied to the general working capital of the Company.

The issuance of the Units is subject to regulatory acceptance.

On behalf of the board of directors

/s/ Nick Bird
Nick Bird, C.E.O.
Trade Wind Communications Limited

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date:  March 13, 2002

/s/ Nick Bird
Nick Bird, President